Exhibit (a)(1)(F)

Form of Reminder Email

The ALX Oncology Holdings Inc. (“ALX”) offer to exchange certain outstanding stock options for new stock options (referred to as the “Offer”) currently is still open. Please note that the Offer will expire at 9:00 p.m., Pacific Time, on December 30, 2024, unless we extend the Offer. The Offer deadline will be strictly enforced, so we encourage you to give yourself adequate time to make your election if you wish to participate.

According to our records, you have not yet submitted an election for your eligible options. Participation in the Offer is completely voluntary; however, if you would like to participate in the Offer, we must receive a properly completed and signed election form by email (as a PDF) or by fax no later than 9:00 p.m., Pacific Time, on December 30, 2024 (unless we extend the Offer). To help you recall your eligible option grants and give you the information that may be useful for making an informed decision, please refer to the personalized information regarding each eligible option grant that you hold which was sent to you via email on December 2, 2024, by Selina Lau, our Director, Corporate Accounting and Financial Reporting, from optionexchange@alxoncology.com.

Only election forms that are properly completed, signed, dated and actually received by us by the expiration date via email (as a PDF) or by fax will be accepted. Offer responses submitted by any other means, including hand delivery, interoffice delivery, U.S. mail or other post, and FedEx (or similar delivery service) are not permitted. If you have any questions, please direct them to Shelly Pinto, our Interim Chief Financial Officer, Senior Vice President, Finance and Chief Accounting, by email at optionexchange@alxoncology.com or by phone at (650) 800-6675.

This notice does not constitute the Offer. The full terms of the Offer are described in (1) the Offer to Exchange Certain Outstanding Stock Options for New Stock Options; (2) the launch email from optionexchange@alxoncology.com on behalf of Jason Lettmann, Chief Executive Officer, dated December 2, 2024, announcing the Offer; and (3) the election form attached to the launch email, together with its associated instructions. You may access these documents through the U.S. Securities and Exchange Commission’s website at www.sec.gov or by contacting Julia Leontyeva, our Corporate Controller, by email at optionexchange@alxoncology.com or by phone at (650) 800-6675.